GERDAU AMERISTEEL CORPORATION
1801 Hopkins Street South
Whitby, Ontario
L1N 5T1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 9, 2007

     NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Gerdau Ameristeel Corporation (“Gerdau Ameristeel” or the “Company”) will be held at St. Andrew’s Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario on Wednesday, May 9, 2007, at 9:30 a.m., Toronto time, for the following purposes:
a)	to receive the consolidated financial statements of the Company and its subsidiary companies for the fiscal year ended December 31, 2006 together with the report of the auditors on the financial statements;

b)	to elect ten directors for the ensuing year;

c)	to appoint an auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

d)	to consider, and if deemed advisable, pass, with or without variation, a special resolution in the form attached as Schedule A to the accompanying management proxy circular (the “Management Proxy Circular”), approving the amendment to the articles of continuance of the Company under the Canada Business Corporations Act (the “CBCA”), as summarized in the Management Proxy Circular;

e)	to consider, and if deemed advisable, pass, with or without variation, a resolution in the form attached as Schedule B to the accompanying Management Proxy Circular, approving the amendments to the 2005 Long-Term Incentive Plan of the Company approved by the Human Resources Committee, as summarized in the Management Proxy Circular; and

f)	to transact such other business as may properly come before the meeting or any adjournment of the meeting.
DATED at Toronto, the 27th day of March, 2007.
By Order Of The Board Of Directors

Robert E. Lewis
Vice President, General Counsel and Corporate Secretary
     If you are unable to attend the meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose.

     The board of directors has, by resolution, fixed 5:00 p.m., Toronto time, on Monday, May 7, 2007 or such other time that is not less than 48 hours (excluding Saturdays and holidays) preceding the time of the meeting or any adjournments thereof as the time before which proxies to be used or acted upon at the meeting or any adjournments thereof must be deposited with, or if mailed must be received by CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1.

GERDAU AMERISTEEL CORPORATION
1801 Hopkins Street South
Whitby, Ontario
L1N 5T1

MANAGEMENT PROXY CIRCULAR
DATED MARCH 27, 2007
ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS
          This management proxy circular (the “Management Proxy Circular”) and proxy materials are being provided to you in connection with the annual and special meeting of shareholders of Gerdau Ameristeel Corporation (“Gerdau Ameristeel” or the “Company”) to be held on Wednesday, May 9, 2007 at 9:30 a.m. at St. Andrew’s Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote.
          This Management Proxy Circular describes the items to be voted on at the meeting and the voting process, and provides information about executive compensation, corporate governance practices and other matters. The information contained in this Management Proxy Circular is given as at March 26, 2007, except where otherwise noted.
          Unless otherwise indicated, all amounts in this Management Proxy Circular are in U.S. dollars.
SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS
          The information contained in this Management Proxy Circular is furnished in connection with the solicitation of proxies from registered owners of common shares (the “Common Shares”) of the Company (and of voting instructions in the case of non-registered owners of Common Shares) to be used at the annual and special meeting of shareholders of the Company, and at all adjournments of the meeting, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited personally by employees of the Company. The solicitation of proxies and voting instructions by this Management Proxy Circular is being made by or on behalf of the management of the Company. The total cost of the solicitation of proxies will be borne by the Company.
REGISTERED OWNERS
          If you are a registered owner of Common Shares, you may vote in person at the meeting or you may appoint another person to represent you as proxy holder and vote your Common Shares at the meeting. If you wish to attend the meeting, do not complete or return the enclosed form of proxy because you will vote in person at the meeting. Please register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the meeting.
Appointment of Proxies
          If you do not wish to attend the meeting, you should complete and return the enclosed form of proxy. The individuals named in the form of proxy are representatives of management of the Company and are directors and/or officers of the Company. You have the right to appoint someone else to represent you at the meeting. If you wish to appoint someone else to represent you at the meeting, insert that other person’s name in the blank space in the form of proxy. The person you appoint to represent you at the meeting need not be a shareholder of the Company.
          To be valid, proxies must be received by CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by facsimile at (416) 368-2502) by 5:00 p.m., Toronto time, on Monday, May 7,

2007 or such other time that is not less than 48 hours (excluding Saturday and holidays) before the time fixed for the meeting or any adjournment thereof.
Revocation
               If you have submitted a proxy and later wish to revoke it you can do so by:
(a)	completing and signing a form of proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above;

(b)	depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) (i) at the registered office of the Company, located at 1801 Hopkins Street South, Whitby, Ontario, L1N 5T1, Canada at any time up to the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) with the chair of the meeting before the meeting starts on the day of the meeting or any adjournment of the meeting;

(c)	electronically transmitting your revocation in a manner permitted by law, provided that the revocation is received (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) by the chair of the meeting before the meeting starts on the day of the meeting or any adjournment of the meeting; or

(d)	following any other procedure that is permitted by law.
Voting of Proxies
          In connection with any ballot that may be called for, the management representatives designated in the enclosed form of proxy will vote or withhold from voting your Common Shares in accordance with the instructions you have indicated on the proxy and, if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any direction, your Common Shares will be voted FOR all of the matters referred to in items (a), (b), (c) and (d) in the accompanying form of proxy as indicated under the appropriate headings in this Management Proxy Circular.
          The management representatives designated in the enclosed form of proxy have discretionary authority with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters that may properly come before the meeting. At the date of this Management Proxy Circular, management of the Company knows of no such amendments, variations or other matters. However, if any other matters should properly come before the meeting, the persons named in the enclosed form of proxy will vote on them in accordance with their best judgment.
NON-REGISTERED OWNERS
          If your Common Shares are registered in the name of a depository (such as CDS Clearing and Depository Services Inc.) or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan), you are a non-registered owner.
          Only registered owners of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. If you are a non-registered owner, you are entitled to direct how the Common Shares beneficially owned by you are to be voted or you may obtain a form of legal proxy that will entitle you to attend and vote at the meeting.
          In accordance with Canadian securities law, the Company has distributed copies of the notice of meeting, this Management Proxy Circular and the 2006 annual report (collectively, the “meeting materials”) to the intermediaries for onward distribution to non-registered owners who have not waived their right to receive them.

Typically, intermediaries will use a service company (such as ADP Investor Communications) to forward the meeting materials to non-registered owners.
          If you are a non-registered owner and have not waived your right to receive meeting materials, you will receive either a request for voting instructions or a form of proxy with your meeting materials. The purpose of these documents is to permit you to direct the voting of the shares you beneficially own. You should follow the procedures set out below, depending on which type of document you receive.
Request for Voting Instructions
If you do not wish to attend the meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to your intermediary, except that the intermediary is not required to honour the revocation unless it is received at least seven days before the meeting.
If you wish to attend the meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the meeting. You (or the other person) must register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the meeting.
or
Form of Proxy
The form of proxy has been signed by the intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Common Shares beneficially owned by you. Otherwise, the form of proxy is incomplete.
If you do not wish to attend the meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled “Registered Owners” above.
If you wish to attend the meeting, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided. To be valid, proxies must be received by CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by facsimile at (416) 368-2502 by 5:00 p.m., Toronto time, on Monday, May 7, 2007 or such other time that is not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the meeting or any adjournment thereof. You must register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the meeting.
You should follow the instructions on the document that you have received and contact your intermediary promptly if you need assistance.
VOTING SHARES
          The share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. On March 26, 2007, the Company had outstanding 305,517,680 Common Shares and no preferred shares. Each holder of Common Shares of record at the close of business on March 28, 2007, the record date established for notice of the meeting, will be entitled to vote on all matters proposed to come before the meeting on the basis of one vote for each Common Share held.

PRINCIPAL HOLDERS OF VOTING SECURITIES
          To the knowledge of the directors and officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities are as follows:
•	Gerdau S.A. indirectly owns a total of 203,316,100 of the issued and outstanding Common Shares or approximately 66%.
•	Metalúrgica Gerdau S.A. and its controlled companies hold 75.73% of the voting capital of Gerdau S.A.
•	The Gerdau Johannpeter family indirectly controls Metalúrgica Gerdau S.A., collectively holding 63.30% of the voting capital and 22.70% of the total capital of Metalúrgica Gerdau S.A.
•	The majority shareholder of Gerdau Ameristeel does not have different voting rights than other shareholders.
ELECTION OF DIRECTORS
          The board of directors of the Company (the “Board of Directors” or the “Board”) is elected annually and may consist of not fewer than the minimum and not more than the maximum number of directors as provided in the articles. The number of directors to be elected at the meeting is ten. The management representatives designated in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set out below. With the exception of Messrs. Claudio Gerdau Johannpeter and Mario Longhi, all nominees are now directors and have been directors since the dates indicated below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason before the meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting or until his successor is elected or appointed, unless his office is earlier vacated.
          The following table and the biographies that follow set forth information on the persons proposed to be nominated for election as directors, including whether they are independent of the Company. The Company has an Audit Committee, a Corporate Governance Committee and a Human Resources Committee. The members of these Committees are indicated below. The Audit Committee, the Corporate Governance Committee and the Human Resources Committee have each adopted a written charter. The charters are available on the Company’s website at www.gerdauameristeel.com.

Ownership
or Control
Name, Age and Province/State and	Major Positions with the Company and	Principal	Over Voting
Country of Residence	Significant Affiliates	Occupation	Securities
Phillip E. Casey(2), 64 Florida, United States	Director since 2002, and Chairman of the Company since June 2005	Director, Chairman of the Company	3,248,471 Common Shares

Joseph J. Heffernan(3), 60 Ontario, Canada	Director since 1996 Independent Member of:	Chairman, Rothmans Inc. (Tobacco Manufacturer)	5,200 Common Shares
• the Corporate Governance Committee • the Human Resources Committee (Chair)

Jorge Gerdau Johannpeter(1)(4), 70 Rio Grande do Sul, Brazil	Director since 2002, and Chairman of the Board of Directors of Gerdau S.A.	Chairman of the Board of Directors of Gerdau S.A.	203,551,550 Common Shares

Frederico C. Gerdau Johannpeter(1)(5), 64 Rio Grande do Sul, Brazil	Director since 2002, and Vice President of the Board of Directors of Gerdau S.A.	Director of Gerdau S.A.	203,604,550 Common Shares

André Gerdau Johannpeter(1)(6)(7), 44 Rio Grande do Sul, Brazil	Director since 2002, and Chief Executive Officer of Gerdau S.A. since January 2007	Chief Executive Officer of Gerdau S.A.	203,392,100 Common Shares

Claudio Gerdau Johannpeter(1)(8), 43 Rio Grande do Sul, Brazil	New Nominee Chief Operating Officer of Gerdau S.A. since January 2007	Chief Operating Officer of Gerdau S.A.	203,330,700 Common Shares

J. Spencer Lanthier, 66 Ontario, Canada	Director since 2000 Independent Proposed member of the Human Resources Committee Member of: • the Audit Committee (Chair)	Corporate Director	10,043 Common Shares

Mario Longhi, 52(9) Florida, United States	New Nominee President of the Company since June 2005 and Chief Executive Officer of the Company since January 2006	President and Chief Executive Officer of the Company	240,907 Common Shares

Ownership
or Control
Name, Age and Province/State and	Major Positions with the Company and	Principal	Over Voting
Country of Residence	Significant Affiliates	Occupation	Securities
Richard McCoy, 64 Ontario, Canada	Director since 2006 Independent Member of: • the Human Resources Committee	Corporate Director	None

Arthur Scace, 68 Ontario, Canada	Director since 2003 Independent Member of: • the Audit Committee • the Corporate Governance Committee (Chair)	Corporate Director	10,000 Common Shares

(1)	Gerdau S.A. indirectly owns 203,316,100 Common Shares. Metalúrgica Gerdau S.A. and its controlled companies hold 75.73% of the voting capital of Gerdau S.A. The Gerdau Johannpeter family indirectly controls Metalúrgica Gerdau S.A., collectively holding 63.30% of the voting capital and 22.70% of the total capital of Metalúrgica Gerdau S.A.

(2)	Mr. Casey owns 1,680,117 Common Shares directly and indirectly holds the remaining 1,568,354 Common Shares.

(3)	Mr. Heffernan owns 5,000 Common Shares directly and indirectly holds the remaining 200 Common Shares.

(4)	Mr. Jorge Gerdau Johannpeter beneficially owns 203,316,100 Common Shares held by Gerdau S.A. and indirectly holds 235,450 Common Shares.

(5)	Mr. Frederico C. Gerdau Johannpeter beneficially owns 203,316,100 Common Shares indirectly held by Gerdau S.A. and indirectly holds 288,450 Common Shares.

(6)	Mr. André Gerdau Johannpeter beneficially owns 203,316,100 Common Shares indirectly held by Gerdau S.A. and indirectly holds 76,000 Common Shares.

(7)	Mr. André Gerdau Johannpeter served as Chief Operating Officer of the Company from August 2004 until March 2006 when he was named Executive Vice President of Gerdau S.A. He was named Chief Executive Officer of Gerdau S.A. in January 2007.

(8)	Mr. Claudio Gerdau Johannpeter beneficially owns 203,316,100 Common Shares indirectly held by Gerdau S.A. and indirectly holds 14,600 Common Shares.

(9)	All of these Common Shares have been deposited in a trust pursuant to the terms of Mr. Longhi’s employment agreement. See “Material Terms and Conditions of Employment Agreements.”
     Phillip E. Casey served as President of the Company from October 2002 until June 2005, as Chief Executive Officer from October 2002 until January 2006 and as director since October 2002. He has been Chairman of the Company since June 2005. Previously, he was Chief Executive Officer and a director of Ameristeel Corporation starting in June 1994 and President of Ameristeel Corporation starting in September 1999. Mr. Casey was Chairman of the Board of Ameristeel from June 1994 until September 1999. Mr. Casey is also a director of Astec Industries, Inc.
     Joseph J. Heffernan has been a director of Gerdau Ameristeel since 1996. He was non-executive Vice-Chairman of Gerdau Ameristeel (when it was Co-Steel Inc.) from 1999 until October 2002. Mr. Heffernan is a director of the following Canadian public companies: Rothmans Inc. and Clairvest Group Inc. and serves as Chairman of both companies.
     Jorge Gerdau Johannpeter has been working for the Gerdau group since 1954. Mr. Jorge Johannpeter became an executive officer of Gerdau S.A. in 1971. He has served as the Chairman of the Board of Directors of Gerdau S.A. since 1983 and served as President from 1983 through 2006. He also served as President of Gerdau S.A.’s Executive Committee from 2002 through 2006. Mr. Johannpeter served as Chairman of the Company from October 2002 until June 2005. He holds a degree in Law from the Federal University of Rio Grande do Sul, Brazil.

     Frederico C. Gerdau Johannpeter has worked for the Gerdau group since 1961. Mr. Johannpeter became an executive officer of Gerdau S.A. in 1971 and has been a director of Gerdau S.A. since 1973. He served as Senior Vice President of Gerdau S.A.’s Executive Committee from 2002 through 2006. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul, Brazil and a Masters degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.
     André Gerdau Johannpeter served as Chief Operating Officer of the Company from August 2004 until March 2006 when he was named Executive Vice President of Gerdau S.A. He became Chief Executive Officer and President of Gerdau S.A.’s Executive Committee in January 2007. He has been working for the Gerdau companies since 1980. Mr. Johannpeter originally became an Executive Officer of Gerdau S.A. in 1989. In 1998, Mr. Johannpeter was appointed Director of Information Systems of Gerdau S.A. and in 1999, he became Director of New Business Development of Gerdau S.A. In 2002, he was appointed Vice President, North American Operations of Gerdau S.A. Mr. Johannpeter became a director and was appointed Vice-President, Chief Operating Officer of Gerdau Ameristeel, Canadian Operations in October 2002 and was appointed Vice President, Business Development of Gerdau Ameristeel in November 2003. He received a degree in Business Management from the Catholic Pontiff University of Rio Grande do Sul, Brazil.
     Claudio Gerdau Johannpeter has worked for the Gerdau group since 1982. From 1992 to 2000, he was in charge of Gerdau Piratini Specialty Steels and from 2000 to 2002, he served as the Executive Director of the Gerdau S.A. Industrial Units in Brazil. From 2002 through 2006, he served as an Executive Vice President of Gerdau S.A. and oversaw the group’s Specialty Steel and Acominas operations. He has served as a member of the Board of Directors of Corporación Sidenor in Spain since January 2006 and has served as Chief Operating Officer of Gerdau S.A. since January 2007. He holds a degree in Metallurgy Engineering from the Federal University of Rio Grande do Sul.
     J. Spencer Lanthier has been a director of Gerdau Ameristeel since 2000. Mr. Lanthier is also a director of the following Canadian public companies: Emergis Inc., RONA Inc., Torstar Corporation, TSX Group Inc. and Zarlink Semiconductor Inc.
     Mario Longhi was appointed as President in June 2005 and as Chief Executive Officer of the Company in January 2006, replacing Mr. Casey. Mario Longhi joined Gerdau Ameristeel as President following a 23-year international career with the executive team of Alcoa Inc. Prior to his appointment at Gerdau Ameristeel, Mr. Longhi held various positions with Alcoa and served most recently as Executive Vice President, President of the Extrusions and End Products Group. Mr. Longhi received Bachelor and Masters degrees in Metallurgical Engineering from the University of Technology Maua, Brazil.
     Richard McCoy has been a director of Gerdau Ameristeel since 2006. He has been in the investment banking business for over 35 years. Prior to retiring in October 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy serves as a director and/or trustee of the following Canadian public entities: Aberdeen Asia-Pacific Income Investment Company Ltd., Ace Aviation Holdings Inc., Air Canada, Jazz Air Income Fund, MDS Inc., Pizza Pizza Royalty Income Fund, Rothmans Inc. and Uranium Participation Corporation. Mr. McCoy holds a Masters of Business Administration from Richard Ivey School of Business Administration, University of Western Ontario.
     Arthur Scace has been a director of Gerdau Ameristeel since 2003. Mr. Scace previously acted as counsel to McCarthy Tétrault LLP, a Canadian law firm, and is the former national chairman and managing partner of the firm. He is also a director and/or trustee of the following Canadian public entities: The Bank of Nova Scotia, Garbell Holdings Limited, Sceptre Investment Counsel Limited and WestJet Airlines Ltd. He is also a director of certain management companies of the Brompton Group. Mr. Scace is a Rhodes Scholar with degrees from the University of Toronto, Harvard University and Oxford University.
          Messrs. Jorge and Frederico Johannpeter are brothers. André Gerdau Johannpeter is the son of Jorge Johannpeter. André Gerdau Johannpeter and Claudio Gerdau Johannpeter are first cousins. None of the other directors are related to one another.

          The Board of Directors is always open to the consideration of qualified individuals who could become future members of the board. Whenever an appropriate candidate is presented to the Board, the Board will consider modifying its composition accordingly, in order to serve the best interests of the Company.
          Mr. Mario Longhi, the Company’s President and Chief Executive Officer, and Mr. Claudio Gerdau Johannpeter, the Chief Operating Officer of Gerdau S.A., are being added to the Board in order to ensure effective communication between and alignment of the Board of Directors and management of the Company and its majority shareholder. Mr. Kenneth Harrigan (a current member of the Board of Directors) is not standing for reelection at the meeting. As a result, the Company’s Board of Directors will not consist of a majority of independent directors within the meaning of applicable laws. Three of the directors nominated are members or former members of the Company’s management and three directors nominated are members or former members of the management of the Company’s majority shareholder. The Corporate Governance Committee has approved the slate of directors being nominated for election. However, the Corporate Governance Committee continues to support the objective of having a majority of independent directors on the Board of Directors. The Corporate Governance Committee has commenced a search for a qualified independent director to be added to the Board in the near term. The Chairman of the Board has been assisting the Corporate Governance Committee with this search. However, it is not expected that a suitable candidate will be identified prior to the meeting. Over time, it is expected that the Board’s composition will return to a majority of independent directors.
APPROVAL OF AMENDMENT TO THE ARTICLES OF CONTINUANCE
          Shareholders will be asked at the meeting to consider and, if deemed advisable, to pass a special resolution (the “Special Resolution”), the text of which is set out in Schedule A to this Management Proxy Circular, approving the amendment to the articles of continuance of the Company under the Canada Business Corporations Act (the “CBCA”).
          The amendment will authorize the Board of Directors to appoint one or more additional directors between annual meetings. Any director so appointed will hold office for a term expiring no later than the close of the next annual meeting of shareholders and the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.
          The purpose of the amendment is to give the Board of Directors flexibility to add directors between annual meetings, rather than waiting for the next annual meeting. Given that Mr. Harrigan is not standing for reelection at the meeting and that the Corporate Governance Committee continues to support the objective of having a majority of independent directors on the Board of Directors, the Corporate Governance Committee has commenced a search for a qualified independent director to be added to the Board in the near term. However, it is not expected that a suitable candidate will be identified prior to the meeting. Without the proposed amendment to the articles of continuance, a new independent director could not be added until the next annual meeting. The Board has determined that the proposed amendment is in the best interests of the Company and its shareholders. The Board unanimously recommends that shareholders vote FOR the Special Resolution set out in Schedule A to this Management Proxy Circular. In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Common Shares represented by such proxy FOR the Special Resolution. The Company has been informed that Gerdau S.A. intends to vote its shares FOR the Special Resolution. Gerdau S.A. indirectly owns a majority of the shares of the Company. See “Principal Holders of Voting Securities”.
          The Special Resolution requires the approval of at least 2/3 of the votes cast by shareholders in person or by proxy at the meeting in respect of the resolution. If the Special Resolution is approved by shareholders, the Company intends to file articles of amendment under the CBCA to give effect to the Special Resolution.
APPROVAL OF AMENDMENTS TO THE 2005 LONG-TERM INCENTIVE PLAN
          The Company’s shareholders are being asked to act upon a resolution (the “LTIP Resolution”) to approve amendments to the Company’s 2005 Long-Term Incentive Plan (the “LTIP Plan”). Approval of the LTIP Resolution requires the affirmative vote of the holders of a majority of the Common Shares present or represented and entitled to vote at the meeting.

          The LTIP Plan was adopted by the Board effective January 1, 2005, and subsequently amended effective March 2, 2006.
          Currently, the LTIP Plan provides that the Human Resources Committee may amend the LTIP Plan and may amend grants of awards under the LTIP Plan. This general power of amendment, together with certain provisions of the Toronto Stock Exchange (“TSX”) rules, permits the Human Resources Committee to make amendments, but not to directly or indirectly re-price options, extend stock appreciation rights and/or options beyond a term of 10 years or increase the number of Common Shares issued or issuable under the LTIP Plan, except with shareholder approval. This general power of amendment, together with certain provisions of the TSX rules, also permits the Human Resources Committee to make changes such as modifying outstanding stock appreciation rights and/or options granted thereunder, or accepting the surrender of outstanding stock appreciation rights and/or options (to the extent not previously exercised) and authorizing the granting of new stock appreciation rights and/or options in substitution therefor, subject to the terms and conditions and within the limitations of the LTIP Plan.
Reasons for the Amendments
Amendment Providing for Detailed Amendment Provisions
          Amendments to the TSX Company Manual effective January 1, 2005 required TSX-listed companies to implement amendment provisions which specify amendments that can be made to their security based compensation arrangements without shareholder approval. In TSX Staff Notice 2004-0002, published in 2004, the TSX provided administrative relief which permitted plans with less detailed amendment provisions, like the LTIP Plan, to make housekeeping and certain other amendments. In TSX Staff Notice 2006-0001, published on June 6, 2006, the TSX withdrew the administrative relief and advised companies that, effective June 30, 2007, companies which did not have detailed amendment provisions in their security based compensation arrangements could only make amendments to their security based compensation arrangements, including “housekeeping” amendments, with shareholder approval.
          In response to this change in TSX position, on February 27, 2007, the Human Resources Committee approved an amendment to the LTIP Plan, subject to shareholder approval, to specify that the Human Resources Committee may, without shareholder approval, make amendments to the LTIP Plan, except:
(i)	amendments to the number of Common Shares issuable pursuant to the LTIP Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed number of Common Shares to a fixed maximum percentage;

(ii)	amendments reducing the exercise price or purchase price of an option (other than certain equitable adjustments);

(iii)	amendments to termination provisions providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of an option expiring during a blackout period;

(iv)	amendments that increase the period after a blackout period during which an award may be exercised;

(v)	amendments expanding the categories of participants that has the potential of increasing insider participation;

(vi)	amendments extending the term of an award held by an insider beyond a permitted automatic extension in the case of a blackout period; and

(vii)	amendments requiring shareholder approval under applicable law.

          The Human Resources Committee considers that the proposed amendment will allow matters of an administrative or technical nature to be dealt with in a timely and expeditious manner, while requiring shareholder approval for amendments that substantially alter the terms of the LTIP Plan. The proposed amendments allow the same amendments to be made without shareholder approval as were permitted by TSX Staff Notice 2004-0002.
Amendment Providing for an Automatic Extension
          Currently, awards of options and stock appreciation rights granted pursuant to the LTIP Plan usually have a term of 10 years and vest 25% each year for 4 years, commencing on the anniversary date of the date of grant. Prior to the expiry of an award at the end of the 10-year period and subject to early termination provisions, an optionholder generally may exercise an award at any time after the option vests, except during a blackout period or when the optionholder has material undisclosed information.
          Effective January 1, 2005, subsection 613(h)(iii) of the TSX Company Manual was amended to require shareholder approval on a disinterested basis in order to extend the term of an option benefiting insiders. The effect of subsection 613(h)(iii) is that participants whose options otherwise expire during a blackout period may be precluded from exercising their options and selling the underlying Common Shares during that period and may be unable to exercise an option prior to its expiry date. The TSX Staff Notice 2006-0001 recognizes that many listed issuers have self-imposed blackout periods, which the TSX recognizes are an example of good governance. The TSX stated that subsection 613(h)(iii) was not intended to penalize positive corporate behavior. Accordingly, the TSX Staff Notice 2006-0002 provides that the expiry date of an option which otherwise expires during a blackout period may be extended to a date shortly after the end of the blackout period. Accordingly, on February 27, 2007, the Human Resources Committee approved an amendment to the LTIP Plan, subject to shareholder approval, to provide for an automatic extension to 10 days following the end of a blackout period for the term of options that would otherwise expire during a blackout period.
          A general description of the principal terms of the LTIP Plan is set forth under the heading “Report on Executive Compensation — Long-Term Incentives — LTIP Plan”.
          The LTIP Resolution requires the affirmative vote of the holders of a majority of the Common Shares present or represented and entitled to vote at the meeting. The Board unanimously recommends that shareholders vote FOR the LTIP Resolution set forth in Schedule B to this Management Proxy Circular. In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote any Common Shares represented by such proxy FOR the LTIP Resolution. The Company has been informed that Gerdau S.A. intends to vote its shares FOR the LTIP Resolution. Gerdau S.A. indirectly owns a majority of the shares of the Company. See “Principal Holders of Voting Securities”.
COMPENSATION OF EXECUTIVE OFFICERS
          The tables and related narrative below present information about compensation of (i) the Company’s Chief Executive Officers during 2006, (ii) the Company’s Chief Financial Officer, and (iii) the three other most highly compensated executive officers of the Company whose salary and bonus earned during the financial year ended December 31, 2006 exceeded Cdn$150,000 (collectively the “Named Executive Officers”, determined in accordance with applicable rules). Reference is made to the “Report on Executive Compensation” in this Management Proxy Circular. Tables have been omitted where no compensation was earned by, awarded or paid to any of the Named Executive Officers.
          Mr. Phillip Casey, the Company’s Chairman, served as Chief Executive Officer of the Company until January 18, 2006. Mr. Mario Longhi, the Company’s current Chief Executive Officer, replaced Mr. Casey as Chief Executive Officer of the Company on January 18, 2006.

SUMMARY COMPENSATION TABLE
     The Summary Compensation Table details compensation information for the three financial years ended December 31, 2006, for the Named Executive Officers. The information includes: salary earned in each applicable year, incentive bonuses earned in each applicable year and all other compensation not reported elsewhere.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
				Other		Shares or
				Annual	Securities	Units
				Compen	Under	Subject to		All Other
				-	Options/SARs	Resale	LTIP	Compen-
Name and		Salary	Bonus	sation	Granted	Restrictions	Payouts	sation
Principal Position	Year	($)	($)	($)	(#)(7)	($)(8)	($)	($)(9)
Phillip E. Casey(1)	2006	77,565	—	—	—	—	468,862	2,307
Chairman	2005	550,008	399,856	—	—	—	333,275	20,508
	2004	522,096	458,340	—	—	154,621	49,697	8,311

Mario Longhi(2)	2006	615,750	878,545	—	—	—	1,560,572	691,018
President and	2005	353,561	254,550	—	—	—	—	3,075,544
Chief Executive	2004	—	—	—	—	—	—	—
Officer

Tom J. Landa(3)	2006	309,612	298,010	—	35,098	13,138	337,628	13,223
Vice-President,	2005	280,914	205,810	—	17,193	8,832	222,183	11,379
Finance, Chief	2004	257,316	223,310	—	—	103,080	59,898	7,503
Financial Officer and Assistant Secretary

Michael P.	2006	333,614	345,283	—	37,366	13,975	339,319	15,010
Mueller(4)	2005	304,770	227,555	—	18,346	9,424	222,183	14,565
Vice-President,	2004	294,468	266,442	—	—	103,080	—	9,437
Steel Mill Operations

J. Neal	2006	304,656	386,837	—	34,751	13,008	336,583	7,851
McCullohs(5)	2005	272,232	202,952	—	16,474	8,462	222,183	15,204
Vice President,	2004	258,720	259,188	—	—	103,080		5,523
Commercial and Downstream Operations

Robert E. Lewis(6)	2006	278,502	300,802	—	31,815	11,909	21,750	5,018
Vice President,	2005	229,174	160,600	—	14,923	7,665	—	3,699
General Counsel	2004	—	—	—	—	—	—	—
and Corporate Secretary

(1)	Mr. Casey served as President of the Company from 2002 until June 2005, Chief Executive Officer from 2002 until January 18, 2006, as director since October 2002 and has been Chairman of the Company since June 2005. Mr. Casey’s long-term incentive plan payout for 2006 and 2005 consisted of $468,862 and $333,275 paid out in March 2007 and March 2006 respectively with respect to the vesting of 25% of awards under the Company’s 2004 Long-Term Incentive Stakeholder Plan (the “Stakeholder Plan”) granted on March 1, 2005. Mr. Casey’s long-term incentive plan payout for 2004 was a cash payment under a long-term incentive plan of Ameristeel Corporation. No future amounts are payable to Mr. Casey under this long-term incentive plan of Ameristeel Corporation.

(2)	Mr. Longhi replaced Mr. Casey as President of the Company in June 2005 and as Chief Executive Officer of the Company on January 18, 2006. The Company and Gerdau Ameristeel US Inc. entered into an employment agreement, effective as of June 1, 2005, with Mr. Longhi to serve as President and Chief Executive Officer of the Company and Gerdau Ameristeel US Inc. In addition, Gerdau S.A. entered into an employment agreement (the “Gerdau S.A. Agreement”), effective as of June 1, 2005, with respect to Mr. Longhi’s service as Vice President of Gerdau S.A. and as a member of the Executive Committee of Gerdau S.A. Under the terms of the Gerdau S.A. Agreement, Mr. Longhi is also entitled to an annual base salary, which is subject to adjustment, plus bonus. Mr. Longhi’s Gerdau S.A. annual base salary for 2006 was $266,012. As part of the Gerdau S.A. Agreement, Mr. Longhi is also entitled to participate in a long-term incentive plan pursuant to which he will be awarded American Depository Receipts of Gerdau S.A. The compensation earned by Mr. Longhi for the years 2005 and 2006 pursuant to the Gerdau S.A. Agreement is not included in this table. Mr. Longhi’s long-term payout for 2006 represents the value of the 174,952 Common Shares that were deposited in trust in June 2006 pursuant to the terms of his employment agreement based on the closing price of the Company’s Common Shares on December 31, 2006 on the New York Stock Exchange (“NYSE”) of $8.92. See “Material Terms and Conditions of Employment Agreements”.

(3)	Mr. Landa has been Vice-President, Finance and Chief Financial Officer of Gerdau Ameristeel since October 23, 2002. Mr. Landa’s long-term payout for 2006 consisted of $25,053 paid out in March 2007 with respect to the vesting of 25% of awards under the LTIP Plan granted on March 20, 2006 and $312,575 paid out in March 2007 with respect to the vesting of 25% of awards under the Stakeholder Plan. Mr. Landa’s long-term incentive plan payout for 2005 consisted of $222,183, paid out in March 2006 with respect to the vesting of 25% of awards under the Stakeholder Plan granted on March 1, 2005. Mr. Landa’s long-term incentive plan payout for 2004 consisted of $59,898 of cash payments under a long-term incentive plan of Ameristeel Corporation.

(4)	Mr. Mueller became Vice-President, Steel Mill Operations in January 2006. Previously, he was appointed Vice-President, Southern Mill Operations effective October 1, 2003 and Vice President of Steel Operations effective October 23, 2002. Mr. Mueller’s long-term payout for 2006 consisted of $26,744 paid out in March 2007 with respect to the vesting of 25% of awards under the LTIP Plan granted on March 20, 2006 and $312,575 paid out in March 2007 with respect to the vesting of 25% awards under the Stakeholder Plan. Mr. Mueller’s long-term incentive plan payout for 2005 consisted of $222,183 paid out in March 2006 with respect to the vesting of 25% of awards under the Stakeholder Plan granted on March 1, 2005.

(5)	Mr. McCullohs became Vice President Commercial and Downstream Operations Group effective September 12, 2006. Previously he was appointed Vice President, Downstream Fabrication Group effective January 20, 2005, Vice President, Steel Business Ventures effective May 6, 2004, and Vice President, Fabricated Reinforcing Steel Products effective October 23, 2002. Mr. McCullohs’ long-term payout for 2006 consisted of $24,008 paid out in March 2007 with respect to the vesting of 25% of awards under the LTIP Plan granted on March 20, 2006 and $312,575 paid out in March 2007 with respect to the vesting of 25% awards under the Stakeholder Plan. Mr. McCullohs long-term incentive award for 2005 consisted of $222,183 paid out in March 2006 with respect to the vesting of 25% of awards under the Stakeholder Plan granted on March 1, 2005.

(6)	Mr. Lewis became Vice President, General Counsel and Corporate Secretary on January 31, 2005. Mr. Lewis’ long-term incentive payout for 2006 consisted of $21,750 paid out in March 2007 with respect to the vesting of 25% of awards under the LTIP Plan granted on March 20, 2006.

(7)	Number of options granted under the Company’s 2005 Long-Term Incentive Plan (the “LTIP Plan”). See “Report on Executive Compensation — Long-Term Incentives— LTIP Plan” for details. A total number of 454,497 options were granted on March 1, 2007 based on a Black Scholes valuation of $4.08 per option. A total number of 202,478 options were granted on March 20, 2006 based on a Black-Scholes valuation of $4.88 per option.

(8)	Number of phantom Common Shares granted under LTIP Plan and the Stakeholder Plan, as applicable. See “Report on Executive Compensation — Long-Term Incentives— Stakeholder Plan” and “— LTIP Plan” for details. For 2006, a total number of 170,124 phantom Common Shares were granted based on a closing price on the NYSE on March 1, 2007 of $10.90. For 2005, a total number of 104,010 phantom Common Shares were granted based on a closing price on the NYSE on March 17, 2006 of $9.50. For 2004, a total number of 2,040,846 phantom Common Shares were granted based on a closing price on the NYSE on February 28, 2005 of $7.98.

(9)	All other compensation consists of insurance premiums paid by the Company, or insurance expenses reimbursed by the Company, with respect to term life insurance for the benefit of the Named Executive Officers. It also includes annual matching contributions by the Company to the Company’s 401(k) plan for the benefit of the Named Executive Officers. The amount for Mr. Longhi for 2006 includes $588,319 representing the value of 65,955 Common Shares, based on the closing price of the Common Shares on December 31, 2006 on the NYSE of $8.92, that were issued in lieu of dividends on the Common Shares that were issued in trust as part of his long-term incentive arrangement. It also includes approximately $95,455 for reimbursed travel and medical expenses, and other miscellaneous expenses. See “Material Terms and Conditions of Employment Agreements”. The amount for Mr. Longhi for 2005 includes a $3,000,000 signing bonus, plus amounts for reimbursed travel, medical and moving expenses, and other miscellaneous expenses.
LONG-TERM INCENTIVE PLANS -
AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR(1)

Estimated Future Payouts Under
Non-Securities-Price-Based Plans
Performance or
	Securities, Units or	Other Period Until
	Other Rights	Maturation or	Threshold	Target	Maximum
Name	(#)	Payout	($ or #)	($ or #)	($ or #)
Phillip E. Casey	—	—	—	—	—
Mario Longhi	1,574,574 (2)	—	—	—	—
Tom J. Landa	—	—	—	—	—
Michael P. Mueller	—	—	—	—	—
J. Neal McCullohs	—	—	—	—	—
Robert E. Lewis	—	—	—	—	—

(1)	Options granted to Messrs. Landa, Mueller, McCullohs and Lewis are set out in the table under “Option/SAR Grants During the Most Recently Completed Financial Year.”

(2)	Pursuant to the terms of Mr. Longhi’s employment agreement, the Company agreed to deposit in trust 1,749,526 of Common Shares over a period beginning at the end of the first year following the commencement of Mr. Longhi’s start date and ending 10 years thereafter or such earlier date if Mr. Longhi is separated from service in certain circumstances. In June 2006, 174,952 Common Shares were deposited in trust. See “Material Terms and Conditions of Employment Agreements”.
OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

					Market Value of
	Securities		% of Total		Securities
	Under		Options/SARs		Underlying
	Options/SARs		Granted to	Exercise or	Options/SARs on
	Granted		Employees in	Base Price	the Date of Grant
Name	(#)		Financial Year	($/Security)(3)	($)	Expiration Date(4)
Phillip E. Casey	—		—	—	—	—
Mario Longhi	—		—	—	—	—
Tom J. Landa	35,098	(1)	7.7	10.90	143,200	February 28, 2017
	13,138	(2)	7.7	10.90	143,204	February 28, 2011
Michael P.	37,336	(1)	8.2	10.90	152,331	February 28, 2017
Mueller	13,975	(2)	8.2	10.90	152,328	February 28, 2011
J. Neal	34,751	(1)	7.6	10.90	141,784	February 28, 2017
McCullohs	13,008	(2)	7.6	10.90	141,787	February 28, 2011
Robert E. Lewis	31,815	(1)	7.0	10.90	129,805	February 28, 2017
	11,909	(2)	7.0	10.90	129,808	February 28, 2011

(1)	Number of options granted under the Company’s 2005 Long-Term Incentive Plan (“LTIP Plan”). In total, 454,497 options were granted under the LTIP Plan at a Black-Scholes valuation of $4.08. The exercise price of the options is $10.90 and was based on the closing price of the Common Shares on March 1, 2007 on the NYSE. See “Report on Executive Compensation — Long-Term Incentives — LTIP Plan” for details on the plan.

(2)	Number of phantom Common Shares granted under the Company’s LTIP Plan. Except as the Human Resources Committee may otherwise provide at the time of the granting of an award, awards are granted following the end of the fiscal year, and payouts are made as soon as possible following vesting in equal installments over a period of four years after the date of the grant. In total, 170,124 phantom Common Shares were granted under the LTIP Plan. See “Report on Executive Compensation ___Long Term Incentives ___LTIP Plan” for details on the plan.

(3)	Options granted under the LTIP Plan have an exercise price of $10.90. Phantom shares granted under the LTIP Plan had a base price of $10.90.

(4)	For the LTIP Plan, except as the Human Resources Committee may otherwise provide at the time of the granting of an award, awards are made following the end of the fiscal year, and vest in equal installments over a period of four years after the date of the grant.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Value of
Unexercised in-the-
			Unexercised	Money
			Options/SARs at	Options/SARs at
			FY-End	FY-End
	Securities		(#)	($)
	Acquired on	Aggregate Value
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)(1)	Unexercisable	Unexercisable
Phillip E. Casey	—	—	—/—	—/—
Mario Longhi	—	—	—/—	—/—
Tom J. Landa	—	3,114,421	70,000/17,193	498,400/0
Michael P. Mueller	—	2,454,181	80,000/18,346	569,600/0
J. Neal McCullohs	—	2,701,441	49,269/16,474	350,795/0
Robert E. Lewis	—	—	0/14,923	0/0

(1)	SARs granted under a former Ameristeel Corporation SAR plan and converted to Common Shares based on an exchange factor of 9.4617 Common Shares for each Ameristeel Corporation share. The price of the Common Shares on December 31, 2006 on the NYSE was $8.92.
RETIREMENT PLANS

	Years of Service
Final Average
Compensation	5 years	10 years	15 years	20 years	25 years	30 years	35 years	40 years
$100,000	$6,216	$12,433	$18,649	$24,865	$31,082	$37,298	$43,514	$48,514
$150,000	9,966	19,933	29,899	39,865	49,832	59,798	69,764	77,264
$200,000	13,716	27,433	41,149	54,865	68,582	82,298	96,014	106,014
$210,000	14,466	28,933	43,399	57,865	72,332	86,798	101,264	111,764
$220,000	15,216	30,433	45,649	60,865	76,082	91,298	106,514	117,514
     The table above sets forth the estimated annual benefits, payable as a single life annuity beginning at retirement at age 65, at various remuneration levels and for representative years of service at normal retirement date, under the tax qualified non-contributory defined benefit pension plan applicable to the Named Executive Officers (the “Retirement Plan”).
     Under the Retirement Plan, the compensation taken into account generally includes all salary, bonuses and other taxable compensation, subject to an annual compensation limit, which was $220,000 in 2006. The annual compensation limit for 2007 has been set at $225,000. The Named Executive Officers must have five years of credit service to be eligible for payment of benefits under the Retirement Plan. As of December 31, 2006, the final average compensation and years of credited service for the Named Executive Officers for purposes of the Retirement Plan are as follows: Phillip E. Casey has $220,0001 and eleven years, Tom J. Landa has $220,000 and 11 years, Michael P. Mueller has $220,000 and five years, Mr. McCullohs has $220,000 and 28 years and Mr. Lewis has $220,000 and two years. The benefits under the Retirement Plan are not subject to any deduction for Social Security.

[1]	As of January 18, 2006, benefits under Mr. Casey’s Retirement Plan ceased to accrue.

MATERIAL TERMS AND CONDITIONS OF EMPLOYMENT AGREEMENTS
     There are currently no employment agreements with any of the executive officers other than Mario Longhi, the Company’s President and Chief Executive Officer.
     The Company and Gerdau Ameristeel US Inc., a wholly-owned subsidiary of the Company, entered into an employment agreement, effective as of June 1, 2005, with Mr. Longhi to serve as President and Chief Executive Officer of the Company and Gerdau Ameristeel US Inc. Under the terms of his employment agreement, Mr. Longhi is entitled to an annual base salary, which is subject to an annual adjustment, effective as of the date of the change, as part of the Human Resource Committee’s annual review process, plus an annual bonus pursuant to the annual bonus plan maintained for executive employees of Gerdau Ameristeel US Inc., except that Mr. Longhi will receive a minimum annual bonus of $300,000 in 2006 and 2007. Mr. Longhi received a one-time signing bonus of $3,000,000 in 2005. Mr. Longhi’s Gerdau Ameristeel annual base salary in 2006 was $621,000. His annual base salary for 2007 has been set at $683,376.
     As part of his employment agreement, Mr. Longhi is entitled to participate in a long-term incentive arrangement, which excludes him from participating in any other long-term incentive plans of the Company, including the 2005 Long-Term Incentive Plan, unless his participation is expressly approved by the Board. The long-term incentive arrangement provides that the Company will deliver 1,749,526 Common Shares as long as Mr. Longhi is Chief Executive Officer of Gerdau Ameristeel US Inc. on June 1, 2015. In addition, Mr. Longhi is entitled to an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares, plus an amount in cash equal to 75% of the amount by which $25 million exceeds, on June 1, 2015, the value of the 1,749,526 Common Shares, the amount of cash dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to Mr. Longhi’s separate employment agreement with Gerdau S.A. Agreement, dated as of June 1, 2005, as long as Mr. Longhi is Chief Executive Officer of Gerdau Ameristeel US Inc. on June 1, 2015.
     In order to secure the Company’s obligations to deliver such Common Shares, the Company will deposit in trust such Common Shares over a period beginning at the end of the first year following the commencement of his start date and ending 10 years thereafter or such earlier date if Mr. Longhi is separated from service in certain circumstances. In June 2006, 174,952 Common Shares were deposited in trust pursuant to this arrangement, as well as 65,955 Common Shares issued in lieu of cash dividends payable on 1,749,526 Common Shares. Once each calendar year, Mr. Longhi will have the right to demand that the Company make a deposit of cash in the trust, if, at the time of such demand, the fair market value of such Common Shares previously deposited is less than 80% of the cash amount that would be owed to Mr. Longhi if he voluntarily terminated his employment relationship. Each year on June 1, if the value of such Common Shares and the cash in the trust is greater than 120% of the cash amount that would be owed to Mr. Longhi if he voluntarily terminated his employment relationship, the Company may remove cash from the trust. In the event that Mr. Longhi has a separation from service prior to June 1, 2015, due to termination without cause, termination by Mr. Longhi for any reason or termination for death or disability, he will, in each instance, be entitled to a calculated portion of his long-term incentive.
     Mr. Longhi is also eligible to participate in the retirement plan of Gerdau Ameristeel US Inc. and is entitled to supplemental pension payments. His supplemental pension payments will be: (i) in the event of separation from service as a result of retirement or if prior to retirement, due to involuntary termination not for cause, a percentage of the amount by which his maximum pension payment exceeds his annual payments received under any pension plans; (ii) in the event of separation from service prior to retirement due to voluntary termination, a percentage of the amount by which his maximum pension payment, subject to certain adjustments, exceeds his annual payments received under any pension plans; and (iii) in the event of a separation from service prior to reaching the age of retirement due to a disability, a percentage of the amount by which his maximum pension payment exceeds the total amount of any disability payments received and any payments received under any pension plans.
     Either Mr. Longhi or Gerdau Ameristeel US Inc. may terminate the employment relationship for any reason, with or without cause, with 90 days advance written notice to the other. Upon termination without cause or death or disability, Mr. Longhi will receive a pro-rated payment of any bonus earned for the year in which he is terminated, plus the long-term incentive and supplemental pension benefits. In the event that Mr. Longhi is terminated with cause or he resigns or otherwise voluntarily terminates the employment relationship, he will be entitled to a pro-rated payment of any bonus.
     For a period of one year following termination of his employment, Mr. Longhi will not directly or indirectly solicit any employee of the Company or Gerdau S.A. or any of their subsidiaries or have any business connection with a business that competes with the Company or Gerdau S.A. or any of their subsidiaries.
     Gerdau S.A. entered into an employment agreement (the “Gerdau S.A. Agreement”), effective as of June 1, 2005, with respect to Mr. Longhi’s service as Vice President of Gerdau S.A. and as a member of the Executive Committee of Gerdau S.A. Under the terms of the Gerdau S.A. Agreement, Mr. Longhi is entitled to an annual base salary, which is subject to adjustment, plus bonus. Mr. Longhi’s Gerdau S.A. annual base salary for 2006 was $266,012. As part of the Gerdau S.A. Agreement, Mr. Longhi is entitled to participate in a long-term incentive plan pursuant to which he has been awarded American Depository Receipts of Gerdau S.A.
     For a summary of Mr. Longhi’s compensation, see “Report on Executive Compensation — Chief Executive Officer Compensation” in this Management Proxy Circular.
COMPOSITION OF THE HUMAN RESOURCES COMMITTEE
     The following individuals served as the members of the Human Resources Committee of the Board of Directors (the “Human Resources Committee”) during the fiscal year ended December 31, 2006:
     Mr. Kenneth W. Harrigan2
     Mr. Joseph J. Heffernan (Chair)
     Mr. Richard McCoy
     Dr. Michael D. Sopko3
     Given that Mr. Harrigan is not standing for reelection, the Board plans to appoint Mr. Spencer Lanthier to the Human Resources Committee immediately following the meeting.
     None of the members of the Human Resources Committee is an officer, employee or former officer or employee of the Company or any of its affiliates or is eligible to participate in the Company’s executive compensation program.
REPORT ON EXECUTIVE COMPENSATION
     The Company’s Executive Compensation Program is overseen by the Human Resources Committee of the Board of Directors. The Human Resources Committee is responsible for reviewing, determining and recommending to the Board for final approval the annual salary, bonus and other compensation levels of the executive officers of the Company. In addition, the Human Resources Committee is also charged with reviewing management recommendations with regard to hirings, transfers and promotions, and overseeing pension and benefits arrangements for all employees. The charter of the Human Resources Committee is available on the Company’s website at www.gerdauameristeel.com. The Human Resources Committee met eight times during 2006.

[2]	Mr. Harrigan is not standing for reelection at the meeting.

[3]	Mr. Sopko, the former Chairman of the Human Resources Committee, did not stand for reelection in 2006 and left the Company’s Board on May 10, 2006.

Compensation Elements and Determination Process
     Direct compensation for executive officers of the Company consists of three elements: a fixed base salary, annual incentives and long-term incentives, each of which is described in more detail below. In reviewing and determining executive compensation, the Human Resources Committee examines each component individually as well as total compensation as a whole.
     Recommendations from management are submitted to the Human Resources Committee for consideration for the Named Executive Officers (and other management employees) other than the President and Chief Executive Officer. Compensation levels for the President and Chief Executive Officer are determined solely by the Human Resources Committee. In making its determination, the Human Resources Committee considers input from the Chairman of the Board and Gerdau S.A., the Company’s majority shareholder. As an aid to its assessment, the Human Resources Committee uses third-party competitive data and advice from independent compensation consultants.
Base Salaries
     Base salaries are initially determined with reference to the responsibilities of the position, the experience of the incumbent and the competitive marketplace for executive talent. External competitiveness of each executive officer is measured by reviewing compensation levels for positions with comparable responsibilities across a broad-based group of industrial companies. This reference data is representative of the marketplace for senior executive talent of each position under consideration. Base salaries are targeted, over time, to be competitive with those of this comparator group. Salary levels are reviewed annually and adjustments may be made, if warranted, after evaluation of executive officer and Company performance, salary increase trends in the marketplace, current salary competitive positioning and any increase in responsibilities assumed by the executive officer.
Annual Incentives — Strategic Value Added Plan
     The Human Resources Committee believes that the annual incentive compensation levels of executive officers should be tied, in part, to the performance of the Company. On January 1, 2004, the Human Resources Committee revised the Company’s short-term incentive plan called the Strategic Value Added Plan (“SVA Plan”), an annual cash award plan based on certain performance targets. The SVA Plan is designed to reward executives for overall company return on capital employed (“ROCE”) results versus planned results established at the beginning of the year. The plan also rewards executives for their achievement of individual goals established at the beginning of the year. During 2005, 66% of rewards were based on the ROCE results and the other 33% was based on their individual performance results. The SVA Plan was subsequently amended in March 2006 to change the definition of ROCE for the purposes of the SVA Plan and adjust reward allocations under the SVA Plan so that 60% of the rewards were based on ROCE results and 40% of the awards were based on their individual performance results.
Long-Term Incentives
     Stakeholder Plan
     For the year ended December 31, 2004, the Human Resources Committee adopted the 2004 Long-Term Incentive Stakeholder Plan (the “Stakeholder Plan”). The Stakeholder Plan was designed to reward the Company’s senior management with a share of the Company’s profits after a capital charge. Awards, calculated in dollars, were invested in phantom Common Shares at a price equal to the closing price of the Common Shares on the New York Stock Exchange (“NYSE”) on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Payouts were calculated based on the closing price of Common Shares on the NYSE on the vesting date and were paid as soon as practicable following vesting. An award of approximately $14 million was earned by participants in the Stakeholder Plan and was granted on March 1, 2005. The aggregate value of awards granted to the Named Executive Officers under the Stakeholder Plan was $3,311,989, or 463,864 phantom Common Shares, and 25% of such awards vested on February 28, 2006 and 25% of such awards vested on February

28, 2007. No awards are expected to be granted under the Stakeholder Plan in the future, however vesting of prior awards under the Stakeholder Plan is scheduled to continue until 2009.
     LTIP Plan
     The 2005 Long-Term Incentive Plan (the “LTIP Plan”) was approved by shareholders on May 6, 2005 and subsequently amended March 2, 2006 to comply with Section 409A of the Treasury Code Regulations. The LTIP Plan is designed to reward the Company’s employees with bonuses which are established as a percentage of the participant’s salary, the payment of which is based on the achievement of return on capital employed targets. Those employees of the Company who are determined by the Human Resources Committee and who are a select group of management or highly compensated employees are eligible to participate in the LTIP Plan from time to time. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights and/or options.
     The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. For the purposes of the LTIP Plan, fair market value is determined based on the weighted average trading price of Common Shares on the NYSE for five trading days prior to the date of grant. Phantom stock vests as to 25% each year following each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting on the basis of a cash payment equal to the number of shares of phantom stock to be paid out multiplied by the fair market value of a Common Share determined as at the payment date.
     Any dividends paid on the Common Shares from time to time will be paid to participants in the LTIP Plan in the form of phantom stock. These additional payments of phantom stock will be made on the date of the payment of the dividend by dividing (i) the amount of the dividends that would have been received by the participant on the number of shares of phantom stock held if such phantom stock had been Common Shares by (ii) the fair market value of a Common Share at the date the dividend is paid. This additional phantom stock will vest and be paid out at the same dates as the phantom stock to which the dividends relate.
     On termination of employment because of death or disability or following a change of control, phantom stock fully vests. On retirement, a pro-rata portion of phantom stock vests and unvested phantom stock is forfeited. On any other termination of employment or resignation, unvested phantom stock is forfeited. Phantom stock is not transferable except by will or the laws of succession.
     The portion of any bonus which is not payable in cash is payable in stock appreciation rights and/or options. The number of stock appreciation rights and/or options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of a Common Share at the date the award of the options is made, and then adjusting this amount by a factor calculated based on the value of such options at that date (where the value of the options is determined by the Human Resources Committee based on a Black Scholes or other comparable method for determining option values). The exercise price of the stock appreciation right and/or option will be the fair market value of a Common Share on the date of the award. Stock appreciation rights and/or options vest as to 25% each year following each of the first four anniversaries of the date of the award. Stock appreciation rights and/or options may be exercised following vesting. Stock appreciation rights and/or options have a maximum term of 10 years. On exercise of an option, the participant shall pay the exercise price to the Company and the Company will issue a Common Share to the Participant. On the exercise of a stock appreciation right, the Company will pay to the participant the fair market value of a Common Share, less the exercise price and applicable taxes.
     The maximum number of Common Shares issuable pursuant to options under the LTIP Plan is 6,000,000, representing approximately 2% of the Company’s currently outstanding capital as of March 26, 2007. There are currently 5,340,255 Common Shares issuable under options granted as of March 26, 2007, representing 1.75% of the Company’s currently outstanding capital.

     Subject to the overall limit on the number of Common Shares issuable under the LTIP Plan, the maximum number of Common Shares available for issuance under the LTIP Plan to insiders of the Company, or to any one participant, is 2% of the Company’s outstanding Common Shares.
     On termination of employment because of death or disability or following change of control, stock appreciation rights and/or options fully vest. On retirement, a pro-rata portion of stock appreciation rights and/or options vest and unvested stock appreciation rights and/or options are forfeited. On any other termination of employment or resignation unvested stock appreciation rights and/or options are forfeited. Stock appreciation rights and/or options are not transferable except by will or the laws of succession.
     On a change of control of the Company, all unvested awards under the LTIP Plan vest immediately.
Stock Appreciation Rights Plan
     In March 2006, the Human Resources Committee and the Board adopted the 2006 Stock Appreciation Rights Plan (the “SARS Plan”). The SARS Plan is designed to attract, retain and motivate participating employees of the Company and its affiliated entities through awards of stock appreciation rights, the value of which will be based on the value of Common Shares. Stock appreciation rights are awarded under the SARS Plan in the form of a stock appreciation right certificate, exercisable or payable at such time, and upon the occurrence of such events, as the Human Resources Committee shall specify in such certificate. Stock appreciation rights may only be granted for whole Common Shares, and the base price of a stock appreciation right may not at any time be less than the fair market value of Common Shares on the date of the grant. Upon exercise, the Company shall pay stock appreciation right recipients an amount equal to the amount by which the fair market value of one Common Share on the date of exercise exceeds the fair market value of one share on the date of grant, multiplied by the number of Common Shares covered by the stock appreciation right, or portion thereof, surrendered in connection with the exercise of the stock appreciation right. To date, no stock appreciation rights have been granted under the SARS Plan.
     Any person, including an officer but not a person who is solely a director, employed by the Company or any of its Affiliates (as defined in the SARS Plan) may participate in the SARS Plan. Those employees of the Company who are determined by the Human Resources Committee are eligible to participate in the SARS Plan from time to time. There are no restrictions on the number of stock appreciation rights that may be granted to any one participant under the SARS Plan.
     Stock appreciation rights vest at the rate of one-fourth per year, commencing on the anniversary of the date of the grant. The term of stock appreciation rights shall be determined by the Human Resources Committee at the time of the grant, provided that all stock appreciation rights expire 10 years after the date of the grant. On termination of employment because of death or disability, or in the event of a change of control while a participant is still employed by the Company or any affiliate, stock appreciation rights fully vest. On retirement, a pro-rata portion of stock appreciation rights vest. In all other cases of termination of employment, a participant may exercise stock appreciation rights at any time within 90 days after such termination to the extent such participant’s right to exercise stock appreciation rights was vested at the date of termination and had not previously been exercised. The 90 day exercise period shall be increased to one year if termination is due to death or disability, or if the participant dies during the 90 day exercise period. The 90 day exercise period shall be increased to five years if termination is due to retirement. Stock appreciation rights are not transferable except by will or the laws of succession.
     The Human Resources Committee has the power under the SARS Plan to administer the SARS Plan, including to determine the nature, amount and terms and conditions of all stock appreciation rights granted under the SARS Plan, in accordance with and subject to certain limitations and requirements set forth therein. The Human Resources Committee also has the power to revise, amend or terminate the SARS Plan at any time without notice, but no participant’s rights with respect to outstanding stock appreciation rights may be materially and adversely affected without such participant’s consent.

Chief Executive Officer Compensation
     Mr. Mario Longhi has served as Chief Executive Officer of the Company since January 18, 2006 and as President since June 2005. Mr. Longhi’s salary for 2006 was determined by the Human Resources Committee with reference to his responsibilities as Chief Executive Officer, his significant experience and the competitive marketplace for executive talent. In March 2006, the Human Resources Committee met to conduct its annual review of Mr. Longhi’s salary in light of his performance and approved an annual merit salary increase. In 2006, Mr. Longhi received an annual base salary of $621,000 from Gerdau Ameristeel and a bonus of $878,545. This salary was in the middle range of compensation for a broad sample of North American industrial companies. Mr. Longhi’s bonus for 2006 was determined by the Human Resources Committee in accordance with the terms of the Company’s SVA Plan with reference to his performance in 2006. Mr. Longhi’s Gerdau Ameristeel annual salary for 2007 has been set at $683,376. More information on Mr. Longhi’s compensation is set forth under the heading “Material Terms and Conditions of Employment Agreements”.
     Report presented by the Human Resources Committee:
     Mr. Joseph J. Heffernan (Chair), Mr. Kenneth Harrigan and Mr. Richard McCoy.
PERFORMANCE GRAPHS
TSX Performance Graph
     The chart below compares the yearly percentage change in the Company’s cumulative total shareholder return on the Company’s Common Shares on the TSX (assuming all dividends were reinvested at the market price on the date of payment) against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index for the five years commencing December 31, 2001 and ending December 31, 2006. For periods prior to October 23, 2002, the information below shows the performance of common shares of Co-Steel Inc. (“Co-Steel”), a predecessor to the Company.

	31-Dec-01	31-Dec-02	31-Dec-03	31-Dec-04	31-Dec-05	31-Dec-06
Gerdau Ameristeel	$100.00	$133.53	$271.10	$467.05	$398.29	$649.75
S&P/TSX Composite Total Return Index	$100.00	$87.56	$110.96	$127.03	$157.68	$184.89

NYSE Performance Graph
     The chart below compares the yearly percentage change in the Company’s cumulative total shareholder return on the Company’s Common Shares on the NYSE (assuming all dividends were reinvested at the market price on the date of payment) against the cumulative total shareholder return of the S&P500 Composite Total Return Index for the period between October 15, 2004 and December 31, 2006.

	15-Oct-04	31-Dec-04	31-Dec-05	31-Dec-06
Gerdau Ameristeel	$100.00	$143.83	$125.22	$204.94
S&P500 Composite Total Return Index	$100.00	$109.79	$115.18	$133.38

COMPENSATION OF DIRECTORS
     Directors of the Company who are not officers of the Company or any of its affiliates (the “non-management directors”) are entitled to receive from the Company an annual retainer for participating on the Board and its Committees. Mr. Casey is paid an annual retainer of $200,000 for his services as Chairman of the Board. Any director who acts as a chairman of a Committee receives an additional annual retainer. Non-management directors (other than Mr. Casey) receive a fee for every meeting they attend, and are reimbursed for their reasonable expenses incurred to attend meetings.
     The table below shows the fee schedule for 2006. All fees are in Canadian dollars (except as noted with respect to Mr. Casey). The total fees paid in 2006 are based on:
•	five independent directors on the Board of Directors plus Mr. Casey as Chairman;

•	three independent directors on the Audit Committee and the Human Resources Committee and two independent directors on the Corporate Governance Committee; and

•	attendance at meetings. In 2006, there were 10 Board meetings, 13 Audit Committee meetings, five Corporate Governance Committee meetings and eight Human Resources Committee meetings.

			Total Fees Paid to the Board of Directors
Type of Fee	Amount (Cdn$)		(Cdn$)
Annual Retainer(1)
Chair	200,000	(US$)	200,000	(US$)
Board member	40,000	(3)	200,000
Committee chair	Audit 10,000		20,000
	Others 5,000

Attendance Fees(2)
Board meeting	1,500		73,500
Committee meeting	1,500		75,000

(1)	Effective January 1, 2007, the Board annual retainer was increased to Cdn$70,000 and the Committee chair retainer (other than the Audit Committee) was increased to Cdn$10,000.

(2)	Effective November 1, 2006, the meeting fees were increased to Cdn$2,000 per meeting. A total of four Board and Committee meetings were held following this increase. Mr. Casey does not receive meeting fees for his attendance at Board meetings.

(3)	Mr. Sopko received a pro-rated retainer in the amount of Cdn$15,000 for his service as director until May 2006. Mr. McCoy received a pro-rated retainer in the amount of Cdn$25,000 for his service as director from May 2006 to year end.
     Pursuant to the Company’s Equity Plan for Non-Employee Directors (the “Equity Plan”), non-employee directors in 2006 received 50% of their compensation in deferred share units (DSUs). A DSU is a bookkeeping entry equivalent to the market value of the Company’s Common Shares, which is credited to an account maintained for each director until retirement from the Board. Payments are made immediately following the close of each calendar quarter. The closing stock price on the NYSE on the last trading day of the quarter is used to determine the number of DSUs to be issued. At the end of a director’s tenure as a member of the Board, the Company will pay the director a lump sum cash payment, net of any applicable taxes and other amounts required to be withheld, equal to the market value at that date of the Company’s Common Shares represented by the DSUs.
     The following table shows the compensation paid to each director in 2006, as well as the total number of DSUs held by each director and their value on December 31, 2006.

			Amount (Cdn$)	Total Number of
		Amount Paid	and Percentage	DSUs Held on	Year End
	Total Fees	in Cash	Paid in DSUs	December 31,	Value of Total
Director	(Cdn$)	(Cdn$)	During Fiscal 2006	2006	DSUs (Cdn$)(1)
Phillip Casey	183,350 (US$)	183,350 (US$)	0/0%	N/A	N/A
Kenneth W. Harrigan	86,500	43,250	43,250/50%	20,434	212,718
Joseph J. Heffernan	78,500	39,250	39,250/50%	38,925	405,209
J. Spencer Lanthier	86,500	43,250	43,250/50%	19,995	208,148
Richard McCoy	36,000	18,000	18,000/50%	1,728	17,988
Arthur Scace	79,500	39,750	39,750/50%	13,816	143,825
Dr. Michael D. Sopko	35,000	17,500	17,500/50%	0 (2)	0 (2)

(1)	Based on the closing price on the TSX on December 31, 2006 of Cdn$10.41.

(2)	Mr. Sopko left the Board of Directors in May 2006. In accordance with the Equity Plan, he was paid $132,802 which equaled the market value of his DSU’s on the date he left the Board of Directors.

     None of the executive officers of Gerdau Ameristeel or Gerdau S.A. received compensation for services rendered to or on behalf of the Company in his capacity as a director for the most recently completed fiscal year.
PERFORMANCE OF DIRECTORS
     The Board of Directors and each Committee meet regularly and have the full participation of each member. Directors are expected to attend at least 75% of Board and Committee meetings. Members of the Audit Committee are expected to attend every meeting. During 2006, each Board member and each Committee member attended at least 75% of all Board meetings and at least 75% of all Committee meetings.
SECURITY-BASED COMPENSATION ARRANGEMENTS
     In 2005, the Company’s shareholders approved the LTIP Plan. See “Report on Executive Compensation — Long-Term Incentives — LTIP Plan”. The equity-based compensation plans formerly of Co-Steel and Ameristeel Corporation, both predecessors of the Company, were previously approved by shareholders. These plans are no longer in force.
     For the equity-based compensation plans formerly of Co-Steel and Ameristeel Corporation and the LTIP Plan, the following table shows, as of March 14, 2007, the number of securities to be issued upon exercise of outstanding options, warrants and rights, the weighted-average exercise price of outstanding options, warrants and rights and the number of securities remaining available for future issuance.

			Number of securities
			remaining available for
			future issuance under
			equity compensation
			plans (excluding
	Number of securities to	Weighted-average	securities which may be
	be issued upon exercise	exercise price of	issued in connection with
	of outstanding options,	outstanding options,	outstanding options,
Plan Category	warrants and rights	warrants and rights	warrants and rights)
Equity compensation plans approved by securityholders
Equity Compensation Plans formerly of Co-Steel and Ameristeel Stock- Based Option Plans(1)	1,069,155	$5.49	0
LTIP Plan	656,975	$10.47	5,340,255

Equity compensation plans not approved by securityholders
None	—	—	—
Total	1,726,130	$7.39	5,340,255

(1)	No longer in force.

INDEBTEDNESS
     As of March 26, 2007, the aggregate indebtedness outstanding of all executive officers, directors, employees and former executive officers, directors and employees of the Company and its subsidiaries, in connection with the purchase of securities of the Company and all other indebtedness to the Company (other than “routine indebtedness” under applicable Canadian securities laws), was approximately Cdn$370,778. This indebtedness represents loans to executives pursuant to the Co-Steel Long-Term Incentive Plan (which has been terminated), which are secured by the Common Shares purchased with the loan proceeds and, in some cases, life insurance.
     No person who is, or at any time during the year ended December 31, 2006 was, a director or executive officer of the Company, is indebted to the Company.
AUDIT COMMITTEE
     The Audit Committee is presently comprised of Messrs. Spencer Lanthier (Chair), Kenneth Harrigan and Arthur Scace. Given that Mr. Harrigan is not standing for reelection, the Board plans to appoint a third independent director to the Audit Committee following the meeting.
     All members of the Audit Committee are required to be independent and financially literate and at least one member of the Audit Committee is to be a “financial expert” as such term is defined by the U.S. Securities and Exchange Commission. Each member of the Audit Committee is independent and financially literate within the meaning of applicable law and stock exchange listing requirements. The Board has determined that Mr. J. Spencer Lanthier is an “audit committee financial expert” as defined in the Audit Committee Charter that is available on the Company’s website at www.gerdauameristeel.com.
Relevant Education and Experience
     Each member of the Audit Committee has acquired significant financial experience and exposure to accounting and financial issues. Mr. Lanthier worked as a public company auditor for 28 years, and has served as a director and a member of the audit committee of several public and private companies. Mr. Harrigan holds an HBA and LLD from the Ivey School of Business at the University of Western Ontario, from 1981 to 1989 was the President and Chief Executive Officer of the Ford Motor Company of Canada, Limited, and from 1990 to 1992 was the Chairman and Chief Executive Officer. Mr. Harrigan serves as Chairman of the audit committee for two other public companies. Mr. Scace has served as a director and a member of the audit committee of several public companies.
     Pursuant to the New York Stock Exchange Listed Company Manual, the members of the Audit Committee may not serve on the audit committee of more than two other public companies without prior Board approval. With the Board’s approval, Messrs. Lanthier and Harrigan currently serve on the audit committee of more than two other public companies. The Board has determined that such simultaneous service will not impair the ability of Messrs. Lanthier and Harrigan to effectively serve the Audit Committee.
Audit Committee Mandate
     The Audit Committee is responsible for assisting the Board in its oversight of:
•	the integrity of the Company’s financial statements and related disclosure;

•	the Company’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications, performance and independence;

•	the performance of the Company’s internal audit function;

•	the internal controls and disclosure controls at the Company; and

•	any additional matters delegated to the Audit Committee by the Board.
Pre-Approval Policies and Procedures
     The Audit Committee has established a policy of pre-approving all auditing services and non-audit services to be performed for the Company by its external auditors, and the Audit Committee shall not engage the external auditors to perform those specific non-audit services proscribed by law or regulation. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.
     On a quarterly basis, the Audit Committee meets separately with the external auditors without management being present and meets separately with management without the external auditors being present.
Audit Committee Charter and Whistle Blower Policy
     The charter of the Audit Committee is available on the Company’s website at www.gerdauameristeel.com. Further information regarding the Company’s Audit Committee can be found in the “Audit Committee” section of the Company’s Annual Information Form (the “AIF”) for the financial year ended December 31, 2006. A copy of the AIF can be obtained by contacting the Company at Attention: Treasurer, P.O. Box 31328, Tampa, FL 33631-3328, (813) 207-2372 or ir@gerdauameristeel.com, or can be found on SEDAR at www.sedar.com.
     The Audit Committee has adopted a whistle blower policy (the “Whistle Blower Policy”) which establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting control or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. The Whistle Blower Policy is available on the Company’s website at www.gerdauameristeel.com.
STANDARDS OF BUSINESS CONDUCT
     The Company has adopted a code of ethics entitled the “Code of Ethics and Business Conduct,” which is applicable to all employees, officers and directors of the Company, and a code of ethics entitled the “Code of Ethics Applicable to Senior Executives” which is applicable to all senior management of the Company. The Code of Ethics and Business Conduct and the Code of Ethics Applicable to Senior Executives embody the commitment of the Company and its subsidiaries to conduct business in accordance with the highest ethical standards and applicable laws, rules and regulations. The Code of Ethics and Business Conduct and the Code of Ethics Applicable to Senior Executives are available on the Company’s website at www.gerdauameristeel.com.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Governance Practices
          The Board of Directors has carefully considered the “Corporate Governance Guidelines” set forth in National Policy 58-201 and those of the NYSE. The NYSE listing standards require a listed company to have, among other things, a majority of independent directors on its board. The rules permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, a group or another company. Gerdau Ameristeel is controlled by Gerdau S.A., who indirectly owns approximately 66% of the issued and outstanding Common Shares. Following the meeting, the Board of Directors will consist of four independent directors and six directors who are members or former members of management of the Company or its majority shareholder. Subject to the foregoing, there are no material differences between the Company’s corporate governance practices and the corporate governance requirements of the NYSE.
          A description of the Company’s corporate governance practices is set out below in response to the requirements of National Instrument 58-101 “Disclosure of Corporate Governance Practices” and in the form set forth in Form 58-101F1 “Corporate Governance Disclosure”. For further information on the Company’s corporate governance practices, please refer to the Corporate Governance Guidelines available on the Company’s website at www.gerdauameristeel.com.

Form 58-101F1		Gerdau Ameristeel
Corporate Governance Disclosure		Governance Practices
1.	Board of Directors

(a) Disclose the identity of directors who are independent.	There are currently nine directors on the Board. The number is proposed to be increased to ten at this meeting. The five independent directors are Mr. Kenneth W. Harrigan, Mr. Joseph J. Heffernan, Mr. Spencer Lanthier, Mr. Arthur Scace and Mr. Richard McCoy. These directors meet the independence and other qualifications of the Sarbanes-Oxley Act of 2002, the New York Stock Exchange, the Canadian securities regulatory authorities and all other applicable laws and regulations.

Mr. Harrigan is not standing for reelection at the meeting. As a result, the Company’s Board of Directors will not consist of a majority of independent directors within the meaning of applicable laws. The Corporate Governance Committee continues to support the objective of having a majority of independent directors on the Board of Directors. The Corporate Governance Committee has commenced a search for a qualified independent director to be added to the Board in the near term. The Chairman of the Board has been assisting the Corporate Governance Committee with this search. However, it is not expected that a suitable candidate will be identified prior to the meeting. Over time, it is expected that the Board’s composition will return to a majority of independent directors.

Form 58-101F1	Gerdau Ameristeel
Corporate Governance Disclosure	Governance Practices
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	The other four current directors are considered related to the business because they are members or former members of management or because of their involvement with Gerdau S.A., the Company’s majority shareholder. The four non-independent directors are Mr. Phillip E. Casey (formerly the President and Chief Executive Officer of the Company), Mr. Jorge Gerdau Johannpeter (formerly the Chief Executive Officer of Gerdau S.A.), Mr. Frederico C. Gerdau Johannpeter (formerly Senior Vice President of Gerdau S.A.’s Executive Committee) and Mr. André Gerdau Johannpeter (Chief Executive Officer of Gerdau S.A.). Additionally, Mr. Claudio Gerdau Johannpeter (Chief Operating Officer of Gerdau S.A.) and Mr. Mario Longhi (President and Chief Executive Officer of the Company) have been nominated as non-independent directors.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the “Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.
As of the date of this Management Proxy Circular, a majority of the directors are independent and all committees of the Board are comprised of independent directors. Mr. Mario Longhi, the Company’s Chief Executive Officer, and Mr. Claudio Gerdau Johannpeter, the Chief Operating Officer of Gerdau S.A., are being added to the Board and Mr. Harrigan is not standing for reelection at the meeting. As a result, the Company’s Board of Directors will not consist of a majority of independent directors within the meaning of applicable laws. Three of the directors nominated are members or former members of the Company’s management and three directors nominated are members or former members of the management of the Company’s majority shareholder. The Corporate Governance Committee has approved the slate of directors being nominated for election. However, the Corporate Governance Committee continues to support the objective of having a majority of independent directors on the Board of Directors. The Corporate Governance Committee has commenced a search for a qualified independent director to be added to the Board in the near term. However, it is not expected that a suitable candidate will be identified prior to the meeting. Over time, it is expected that a majority of the directors will be independent.

The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Company and its subsidiaries. None of the independent directors is engaged in the day-to-day operations of the Company or is a party to any material ongoing contracts with the Company. More information about each director, including their experience, skill and expertise, is set forth under the heading “Election of Directors”.

Form 58-101F1	Gerdau Ameristeel
Corporate Governance Disclosure	Governance Practices

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
The following directors are presently a director and/or trustee of another reporting issuer:

Mr. Casey is a director of Astec Industries, Inc.

Mr. Harrigan is a director and/or trustee of Camco Inc., Great Lakes Hydro Income Fund and Samuel Manu-Tech Inc.

Mr. Heffernan is a director of Clairvest Group Inc. and Rothmans Inc.

Mr. Lanthier is a director of Emergis Inc., RONA Inc., Torstar Corporation, TSX Group Inc. and Zarlink Semiconductor Inc.

Mr. McCoy is a director and/or trustee of Aberdeen Asia-Pacific Income Investment Company Ltd., Ace Aviation Holdings Inc., Air Canada, Jazz Air Income Fund, MDS Inc., Pizza Pizza Royalty Income Fund, Rothmans Inc. and Uranium Participation Corporation.

Mr. Scace is a director and/or trustee of The Bank of Nova Scotia, Garbell Holdings Limited, Sceptre Investment Counsel Limited, WestJet Airlines Ltd. and certain management companies of the Brompton Group.

Mr. Jorge Johannpeter is a director of Gerdau S.A. and Metalúrgica Gerdau S.A.

Mr. Frederico Johannpeter is a director of Gerdau S.A.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.
Following each regularly scheduled Board meeting, the independent directors meet separately in an executive session. The Chairman of the Human Resources Committee has the responsibility to preside over the independent director executive sessions and is referred to as the presiding director. The independent directors may also meet at such other times as determined by the presiding director or at the request of any independent director. The presiding director will, from time to time, discuss with the Chairman of the Board potential items for inclusion in the agendas of future meetings of the Board. The independent directors held four meetings in 2006 at which non-independent directors and members of management were not in attendance.

Form 58-101F1		Gerdau Ameristeel
Corporate Governance Disclosure		Governance Practices

(f) Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.
The Chairman is not independent as he is a former executive officer of the Company.

The Board does not have a lead director.

The Board provides leadership for its independent directors by facilitating separate executive sessions for the independent directors following each regularly scheduled Board meeting. The Chairman of the Human Resources Committee has the responsibility to preside over the independent director executive sessions and is referred to as the presiding director. The independent directors may also meet at such other times as determined by the presiding director or at the request of any independent director. The presiding director will, from time to time, discuss with the Chairman of the Board potential items for inclusion in the agendas of future meetings of the Board.

	(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	All directors attended all Board meetings, except Mr. Jorge Gerdau Johannpeter who was absent from one Board meeting, Mr. McCoy who was absent from one Board meeting and one Committee meeting, Mr. Harrigan who was absent from one Committee meeting, Mr. Casey who was absent from one Board meeting and Mr. Scace who was absent from one Committee meeting.

2.	Board Mandate

	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board oversees the management of the Company’s affairs directly and through its Committees. In doing so, the Board acts at all times with a view to the best interests of the Company and its shareholders. The Board’s written mandate is set out below:

“The Board is the ultimate decision-making body of the Company, except in regard to matters reserved to the shareholders by statute or in the articles of incorporation or by-laws of the Company. The primary responsibility of Board members is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of the Company and its shareholders. The Company’s employees and officers conduct the Company’s day-to-day business under the direction of the Chief Executive Officer and with the oversight of the Board.

Form 58-101F1	Gerdau Ameristeel
Corporate Governance Disclosure	Governance Practices

The Board appoints the senior management team, acts as an advisor and counselor to senior management and monitors performance to assure that the long-term interests of the shareholders are being served. Both the Board and management recognize that the long-term interests of shareholders are advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, customers, suppliers, creditors, the communities in which it operates and the public at large”.

Please also refer to the Company’s Corporate Governance Guidelines available on the Company’s website at www.gerdauameristeel.com.

The Corporate Governance Guidelines describe the functions of the Board, the composition of the Board (including director independence), Board and Committee meetings, the Committees of the Board, director access to management and independent advisors, director compensation, director orientation and continuing education, the appointment, supervision, succession and development of senior management and a performance assessment of the Board and its Committees.

The Board is actively involved in the Company’s strategic planning process. The directors review the Company’s overall business strategy and its annual business plan.

The directors review the principal risks of the Company’s business and ensure that appropriate systems are in place to manage these risks. The principal risks the Company faces in the business and the industry are summarized in the Annual Report for the period ended December 31, 2006 under “Risks and Uncertainties” in Management’s Discussion and Analysis.

The directors have established three Committees of the Board: 1) a Corporate Governance Committee, 2) an Audit Committee and 3) a Human Resources Committee. The directors and each of the Committees on which they serve are set forth in the table under the heading “Election of Directors”. Each of these Committees is comprised of independent directors and meets regularly. Each Committee is chaired by a person who is not the Chairman of the Board or the chairman of another committee. The charters for each of the Committees are available on the Company’s website at www.gerdauameristeel.com.

The Human Resources Committee considers policies and principles for the selection and retention of senior management and succession planning for senior management.

Form 58-101F1		Gerdau Ameristeel
Corporate Governance Disclosure		Governance Practices
The Audit Committee is responsible for assisting the Board in its oversight of the internal controls and disclosure controls at the Company. For more information, please see item 10 “Audit Committee”.

The Corporate Governance Committee develops the Company’s approach to corporate governance and recommends to the Board corporate governance principles to be followed by the Company.

The Company endeavors to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases. It also maintains a website that provides summary information about the Company and ready access to its published reports, press releases and regulatory filings. Directors and management meet with the Company’s shareholders at the annual meeting and are available to respond to questions at that time.

Shareholders may send communications to the Company’s independent directors by writing to:

The Presiding Director of the Independent Directors c/o Robert E. Lewis Vice President, General Counsel and Corporate Secretary Gerdau Ameristeel Corporation P.O. Box 31328 Tampa, Florida 33631-3328

The Board maintains the Company’s corporate integrity by ensuring that the Chief Executive Officer and the senior management create a culture of integrity throughout the organization.

3.	Position Descriptions

(a) Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.
The Corporate Governance Guidelines adopted by the Board describe the role of the Board and management. They provide that the directors will act in good faith and will exercise their business judgment in what they reasonably believe to be the best interests of the Company and its shareholders. The Board appoints the senior management team, acts as an advisor and counselor to senior management and monitors performance to ensure that the long-term interest of the shareholders is being served. The Board has not developed written position descriptions for the Chairman of the Board and the chairman of each Board Committee. The roles and responsibilities of each such position are delineated by the Board in accordance with applicable historic and customary duties.

Form 58-101F1		Gerdau Ameristeel
Corporate Governance Disclosure		Governance Practices

(b) Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
The Human Resources Committee reviews and approves the corporate goals and objectives that are relevant to the Chief Executive Officer’s compensation, however a written position description has not been developed for the Chief Executive Officer. The Chief Executive Officer’s role and responsibilities are delineated by the Board in accordance with applicable historic and customary duties.

4.	Orientation and Continuing Education

a) Briefly describe what measures the Board takes to orient new directors regarding

i) the role of the Board, its committees and its directors, and

	ii) the nature and operation of the issuer’s business.	The Corporate Governance Committee maintains an orientation and education program for new directors to familiarize them with the Company and their responsibilities and duties as directors. All directors who are not related to Gerdau S.A. also receive a proper orientation to Gerdau S.A. The directors are provided with adequate information regarding the Company and its affairs on an on-going basis.

b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
Reports and other documentation relating to the Company’s business and affairs are provided to new directors. A Corporate Governance Manual, including a copy of all key corporate governance documents, including the Company’s Corporate Governance Guidelines, the charter for each committee of the Board, the Company’s Code of Ethics and Business Conduct, the Company’s Code of Ethics Applicable to Senior Executives and the Company’s Whistle Blower Policy, is provided for use by both new and current directors.

Each year, Board members tour at least one of the Company’s steel mill facilities, and are invited to attend the annual operational and planning meeting of management, to gain additional insight into the Company’s business and operations.

5.	Ethical Business Conduct

	a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted a written Code of Ethics and Business Conduct for directors, officers and employees. The Board has also adopted a Code of Ethics Applicable to Senior Executives.

	i) disclose how a person or company may obtain a copy of the code;	Copies of these Codes are available on the Company’s website at www.gerdauameristeel.com.

	ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and	Directors, officers and employees must periodically certify in writing that their conduct has been in full compliance with the Code of Ethics and Business Conduct. The Company has implemented a complaint procedure which allows employees to report (anonymously, if they wish) any conduct that does not comply with these Codes. Directors and officers should report violations to the Company’s General Counsel or the chairman of the Audit Committee.

Form 58-101F1		Gerdau Ameristeel
Corporate Governance Disclosure		Governance Practices

iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
The Company has not filed any material change report during the financial year ended December 31, 2006 that pertains to any conduct of a director or officer that constitutes a departure from the Codes. No waivers from the Codes have been sought or granted.

b) Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
In the event any transactions or agreements occur in respect of which a director or officer has a material interest, such material interest is disclosed to the Board in the course of approving the transaction or agreement and the director or officer thereby provides full disclosure to the Chairman of the Audit Committee of such material interest. In the event a director has a material interest in any transaction or agreement, such director will abstain from voting in that regard.

	c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct.

6.	Nomination of Directors

a) Describe the process by which the Board identifies new candidates for Board nomination.	The Corporate Governance Committee is responsible for identifying and proposing new nominees for the Board in a manner that is responsive to the Company’s needs and the interests of its shareholders.

The Chairman of the Board has been assisting the Corporate Governance Committee in its search for a qualified independent director to be added to the Board in the near term. More information about this search can be found beginning at page 10 of this Management Proxy Circular.

The Corporate Governance Committee may retain outside advisors to conduct searches for appropriate nominees.

b) Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.
The Corporate Governance Committee is composed of two members and both of them are independent.

Form 58-101F1		Gerdau Ameristeel
Corporate Governance Disclosure		Governance Practices
c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Corporate Governance Committee examines the size of the Board and recommends a Board size that facilitates effective decision making.

The Board is currently comprised of nine individuals although the size of the Board is proposed to be increased to ten. The Board considers this to be an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to ensure an effective and efficient Board.

A copy of the charter of the Corporate Governance Committee, outlining the nomination process, is available on the Company’s website at www.gerdauameristeel.com.

7.	Compensation

a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Corporate Governance Committee is charged with reviewing relevant data to assess the Company’s competitive position for the components of director compensation and determining the appropriate total compensation package in order to attract quality directors to serve on the Board. The Committee formulates a recommendation to the Board and the final decision is made by the Board. The compensation of the directors is summarized beginning at page 23 of the Management Proxy Circular.

Concerning officers, the Human Resources Committee is responsible for establishing the compensation of all senior executives based on the Chief Executive Officer’s recommendation. The level of compensation for senior executives is to be consistent with the compensation provided for senior executives of companies in local markets of comparable size and type facing similar operating and financial issues.

Concerning the Chief Executive Officer, the Human Resources Committee, in consultation with the Chairman of the Board, reviews and approves the compensation and performance criteria with respect to the Chief Executive Officer.

b) Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
The Human Resources Committee is composed entirely of independent directors.

	c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	A copy of the charter of the Human Resources Committee is available on the Company’s website at www.gerdauameristeel.com.

Form 58-101F1		Gerdau Ameristeel
Corporate Governance Disclosure		Governance Practices

d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
The Company has retained Hay Group, Inc. to periodically evaluate the Company’s executive officer positions and the appropriate compensation for such positions. The Company uses the data provided by Hay Group, Inc. for similar positions, as well as external market data to determine executive officer compensation.

8.	Other Board Committees

	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no standing committees other than the Audit Committee, the Human Resources Committee and the Corporate Governance Committee.

9.	Assessments

	Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.	The Corporate Governance Committee reviews on an annual basis the effectiveness of the Board and all Committees of the Board, other than the Corporate Governance Committee. The Corporate Governance Committee will be reviewed by the Chairman of the Board.

10.	Audit Committee	All three of the Audit Committee members are independent, as summarized under the heading “Audit Committee” in the Management Proxy Circular. Given that Mr. Harrigan is not standing for reelection, the Board plans to appoint a third independent director to the Audit Committee following the meeting.

On a quarterly basis, the Audit Committee members meet separately with the external auditors (without the presence of management) to discuss and review specific issues, as appropriate.

Form 58-101F1		Gerdau Ameristeel
Corporate Governance Disclosure		Governance Practices
The Audit Committee is responsible for assisting the Board in its oversight of the internal controls and disclosure controls at the Company. The Audit Committee oversees management’s design and implementation of an adequate and effective system of internal controls at the Company, including ensuring adequate internal audit functions and any significant findings and recommendations with respect to such internal controls. The Audit Committee reviews the processes for complying with internal control reporting and certification requirements and for evaluating the adequacy and effectiveness of internal controls. The Audit Committee reviews the annual and interim conclusions of the effectiveness of the Company’s disclosure controls and procedures and internal controls and procedures (including the independent auditor’s attestation that is required to be filed with securities regulators).

The Company engaged Ernst & Young LLP to assist it in documenting and testing the Company’s internal controls.

The NYSE Rules require a listed company to maintain an internal audit function. As a foreign private issuer, the Company is not required to have such a function. However, the Company has an internal audit function managed by a Director of Internal Audit. The mandate of the Director of Internal Audit is set out in a charter that has been approved by the Audit Committee.

11.	Outside Advisors	The Corporate Governance Committee has established a system for directors to retain outside advisors. The engagement of an external advisor, the terms of the retainer and the fees paid are approved by the Corporate Governance Committee. The chairman of the Corporate Governance Committee advises the Chief Executive Officer of the Company of any engagement of an external advisor and the terms of the retainer.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
          The Company provides directors and officers liability insurance with a policy limit of $30 million in each policy year, with no deductible for directors and officers and a deductible of up to approximately $1 million for the Company. In addition, the Company provides employment practice liability insurance with a policy limit of $5 million. The total annual premiums for the policies are $616,700 which is paid in full by the Company.
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
          To the knowledge of the directors and officers of the Company, during the year ended December 31, 2006, no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities had a material interest, direct or indirect, in any material transaction or proposed transaction of the Company or its affiliates.

APPOINTMENT OF AUDITORS
     The management representatives designated in the enclosed form of proxy intend to vote FOR the appointment of Deloitte & Touche LLP as the auditors of the Company to hold office until the next annual meeting of shareholders and to authorize the directors to fix the auditors’ remuneration. Deloitte & Touche LLP was appointed auditor of the Company on February 28, 2007 to replace PricewaterhouseCoopers LLP, the Company’s former auditor. The change of auditor for the Company was motivated by Gerdau S.A.’s decision to change its auditor to Deloitte & Touche LLP. Brazil requires Gerdau S.A. to change auditors every five years and in light of this change, the Audit Committee and the Board of Directors of the Company determined the Company should also change auditors and PricewaterhouseCoopers LLP was therefore asked to resign. There were no reservations in the reports of PricewaterhouseCoopers LLP on the Company’s financial statements for the Company’s two most recently completed fiscal years, including the period subsequent to the most recently completed period for which an audit report was issued and preceding the date of PricewaterhouseCoopers LLP’s resignation. There were no “reportable events” as defined in section 4.11 of National Instrument 51-102 “Continuous Disclosure Obligations”. The reporting package in respect of this change of auditor is attached hereto as Schedule C.
Audit Fees
     PricewaterhouseCoopers LLP billed the Company for the following fees in the last two fiscal years:

	2005	2006
Fees for Audit Services	$700,000	$2,220,000
Audit-Related Fees	$189,000	$250,000
Tax Fees	$195,000	$191,846
All Other Fees	Nil	Nil
     Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.
     Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, due diligence related to acquisitions, accounting consultations and audits in connection with acquisitions, accounting consultations regarding accounting standards, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
     Tax fees are for professional services rendered for tax compliance, assistance with tax audits and inquiries, tax advice and tax planning on certain transactions.
Pre-Approval Policies and Procedures
     All 2006 fees were approved in advance by the Audit Committee.
     Of the fees reported in this Management Proxy Circular for 2006, none of the fees billed by PricewaterhouseCoopers LLP were approved by the Audit Committee of the Board of Directors pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ADDITIONAL INFORMATION
     Financial information for the financial year ended December 31, 2006, is provided in the Company’s comparative financial statements and management’s discussion and analysis (“MD&A”) which are included in the Annual Report. Shareholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Company at Attention: Treasurer, P.O. Box 31328, Tampa, FL 33631-3328 (813) 207-2372 or ir@gerdauameristeel.com.
     Copies of the Company’s current Annual Information Form (“AIF”), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the current AIF; the Company’s most recently filed comparative annual financial statements, together with the accompanying report of the auditors, and any interim financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year; and this Management Proxy Circular are available to anyone, upon request, from the Secretary of the Company, and without charge to shareholders of the Company.
     The Annual Report (including the financial statements and MD&A), the AIF and other information relating to the Company are available on SEDAR at www.sedar.com.
DIRECTORS’ APPROVAL
     The contents of this Management Proxy Circular and its sending to shareholders of the Company have been approved by the directors of the Company.
By Order of the Board of Directors

ROBERT E. LEWIS
Vice President, General Counsel and Corporate Secretary
Tampa, Florida
March 27, 2007

INDEX TO SCHEDULES

Page
SCHEDULE A – SPECIAL RESOLUTION OF THE SHAREHOLDERS – AMENDMENT TO ARTICLES	A-1
SCHEDULE B – RESOLUTION OF THE SHAREHOLDERS – AMENDMENT TO LTIP PLAN	B-1
SCHEDULE C – REPORTING PACKAGE IN RESPECT OF CHANGE OF AUDITORS	C-1

SCHEDULE A – SPECIAL RESOLUTION OF THE SHAREHOLDERS
GERDAU AMERISTEEL CORPORATION
Amendment to Articles of Continuance
BE IT RESOLVED BY SPECIAL RESOLUTION THAT:
1. Gerdau Ameristeel Corporation (the “Corporation”) is authorized to make an application to the Director under the Canada Business Corporations Act (the “CBCA”), for a certificate of amendment, amending the articles of continuance of the Corporation to add the following provision to Schedule D, Other Provisions, of the articles of continuance of the Corporation:
“4. The directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders”.
2. Any officer or director of the Corporation is authorized and directed on behalf of the Corporation to execute and deliver the articles of amendment, in duplicate, to the Director under the CBCA and to execute all documents and to do all things as in the opinion of such person may be necessary or desirable in connection with the foregoing.

A-1

SCHEDULE B – RESOLUTION OF THE SHAREHOLDERS
GERDAU AMERISTEEL CORPORATION
Amendments to the Long-Term Incentive Plan
BE IT RESOLVED THAT:
1. The amendments to the 2005 Long-Term Incentive Plan of Gerdau Ameristeel Corporation (the “Corporation”), adopted by the Human Resources Committee of the Corporation, as summarized in the Management Proxy Circular to which this resolution is attached as Schedule B, are hereby approved and adopted.
2. Any director or officer of the Corporation is hereby authorized and directed in the name of and on behalf of the Corporation to execute and deliver or cause to be delivered all such documents and to do all such other acts and things as such person may consider necessary or desirable in order to carry out the intent of the foregoing and the matters authorized hereby.
B-1

SCHEDULE C – REPORTING PACKAGE IN RESPECT OF CHANGE OF AUDITORS
See attached.
C-1

GERDAU AMERISTEEL

# NOTICE OF CHANGE OF AUDITOR

**TO:** PricewaterhouseCoopers LLP, Chartered Accountants

**AND TO:** Deloitte & Touche LLP, Chartered Accountants

---

In connection with the change of auditor of Gerdau Ameristeel Corporation (the "Company") from PricewaterhouseCoopers LLP, Chartered Accountants ("PwC") and pursuant to section 4.11 of National Instrument 51-102 - *Continuous Disclosure Obligations* ("NI 51-102"), the Company hereby gives notice that:

1. PwC tendered its formal resignation, at the request of the Company, as auditor of the Company as of February 28, 2007 (the "Termination Date"), and the Audit Committee and the Board of Directors have approved the appointment of Deloitte & Touche LLP, Chartered Accountants ("Deloitte"), as successor auditor of the Company.

2. The parent of the Company is changing its auditor because of Brazil's requirement regarding auditor rotation every five years. In light of the change at the parent company, the Audit Committee and the Board of Directors of the Company determined that the Company should also change its auditor and PwC was therefore asked to resign.

4. The resignation of PwC and the appointment of Deloitte has been considered and approved by the Audit Committee and the Board of Directors of the Company.

5. There are no "reportable events" as defined in section 4.11 of NI 51-102.

**DATED** at Tampa, Florida this 1st day of March, 2007.

**On behalf of Gerdau Ameristeel Corporation**

Name: Tom J. Landa
Title: Vice President, Chief Financial Officer